VCP AMERICAS LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended June 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2019 (MM/DD/YY) AND ENDING 06-30-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCP Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue 4th Floor
(No. and Street)

New York, New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender 646-290-7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C. Bender _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
VCP Americas, LLC _____, as

of June 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires __04/21/2024__

_____
Signature

Financial Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of VCP AMERICAS LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VCP AMERICAS LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 13, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



VCP AMERICAS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	153,436
Accounts receivable		78,762
Prepaid expenses		6,104
Security deposit		3,500
TOTAL ASSETS	**$**	**241,802**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable & accrued expenses	$	7,697
PPP Loan Payable		20,835
Total current liabilities		**28,532**

Member's equity

Member's equity		213,270
Total member's equity		**213,270**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**241,802**

See accompanying notes to the financial statements.

VCP AMERICAS LLC
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2020

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

VCP Americas LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. On June 3, 2020 the Company changed its name form VCP Advisors LLC to its current name. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Member"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Placement fees are recognized at the point in time when the Company's performance under the terms of the contract arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been met.

For advisory fees, the Company either receives payment in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

Income Taxes

The Company, which is an LLC, has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of income adjusted for differences that will enter into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving arise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

VCP AMERICAS LLC
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2020

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (continued)

The Company accounts for certain tax positions in accordance with Income Tax Topic 740 of the FASB – Accounting Standards Codification. This standard prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there was no events or transactions which took place that would require disclosure or have a material impact on its financial statements.

2) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

3) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee pursuant to the Agreement. For the year ended June 30, 2020, fees charged by the sole member totaled $14,268 all of which was forgiven and treated as a contribution to capital. As of June 30, 2020 there was no payable.

3) RELATED PARTY TRANSACTIONS (continued)

The Company had a net loss for the year, but management believes this does not affect their ability to continue as a going concern. The sole member has infused capital as required to maintain the appropriate capital requirements and operating funds. The sole member has committed to continue providing capital to keep operations running. Management believes the sole member will continue to maintain the company as a going concern.

4) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. One customer accounted for 100% of the Company's private placement fees and a separate customer accounted for 100% of the accounts receivable for the year ended June 30, 2019.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2020, the Company had net capital of $142,376 which is $137,376 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2019 is 0.2004 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) RENT EXPENSE

The Company is currently leasing its premises on a month to month basis. Rent expense for the year ended June 30, 2020 amounted to $55,637.

7) INDEMNIFICATIONS AND GUARANTEES

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8) INCOME TAXES

The Company had a net loss for the year ended June 30, 2020 resulting in a deferred tax benefit of approximately $65,000. The Company has a Federal net operating loss carry forward of approximately $950,000, and the related deferred tax asset has been fully allowed for at June 30, 2020.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The June 30, 2016, 2017, 2018 and 2019 tax years of the Company remains subject to examination by US Federal or certain state and local tax authorities.

9) PPP Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interest, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act and received the loan proceeds of $20,835 on June 2, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on future adherence to the forgiveness criteria.

Under the terms of the CARS Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection

VCP AMERICAS LLC
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2020

9) PPP Loan Payable (continued)

Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds. The Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.